The Chrysler Building

405 Lexington Avenue, 26th Floor

New York, New York 10174

(212) 907-6457

November 18, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549
Attention:  Mara Ransom

Assistant Director

Re:	CVSL Inc.
Amendment No. 7 to Registration Statement on Form S-1
Filed November 10, 2014
File No. 333-196155

Dear Ms. Ransom:

Thank you for your November 17, 2014 letter regarding CVSL Inc. (“CVSL”).  In order to assist you in your review of CVSL’s registration statement on Form S-1, we hereby submit a letter responding to the comments and Amendment No. 8 to the registration statement on Form S-1 (the “Registration Statement”) marked to show changes.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Amendment No. 7 to Registration Statement on Form S-1 filed November 10, 2014

General

1. We note your response to our comment delivered orally to counsel on November 4, 2014 regarding the potential violation of Section 5 resulting from e-mail communications to potential investors sent by the lead underwriter.  In your EDGAR-filed response to this letter, please provide the information about the potential violation that you provided to the staff supplementally, including but not limited to, the factual context, your legal analysis of the issues and your plan of action to address the issues.

Response:  As we discussed supplementally, the first email message (“Email A” set forth in Appendix A to the Registration Statement) was sent by three employees of Cantor Fitzgerald & Co. to forty-six (46) prospective institutional accounts and a second email message (“Email B” set forth in Appendix B to the Registration Statement) was sent to three (3) prospective institutional accounts. Although CVSL was not involved in any way in the preparation or distribution of the email messages, it is taking responsibility for the remedial action described below. The Company and the underwriters have agreed that they will not sell any securities in the offering to any of the forty-nine (49) prospective institutional investors who received Email A or Email B without the prior written agreement of the Company and the lead representative of the underwriters. The recipients of Email A and Email B have been notified that they may not be permitted to purchase shares of our common stock from the underwriters in the offering. Although in other similar situations the offending underwriter was not included in the syndicate, CVSL believes that it is imperative that the lead underwriter in the syndicate remain in the transaction in order for the offering to be successful.  CVSL has included a risk factor in the prospectus disclosing the risks associated with the email disclosure as well as disclosure regarding the contingent liability that could arise out of the email dissemination in Management’s Discussion and Analysis of Financial Condition and Results of Operations and in a subsequent event footnote to the Notes to the Financial Statements for the three and nine months ended September 30, 2014.

Any disclosure in Email A or Email B that did not comply with, or that exceeded the scope permissible under, Rule 134 of the Securities Act of 1933, as amended (the “Securities Act”), would not be entitled to the “safeharbor” provided by Rule 134. As a result, the email messages could be determined to be an illegal offer of securities in violation of Section 5 of the Securities Act. If the communications in the emails were to be held by a court to be a violation by the Company of the Securities Act, the recipients of the email messages, including someone who may have been forwarded the emails, if any, who purchase shares of our common stock in the offering could have a rescission right, to require the Company to repurchase those shares at their original purchase price with interest or a claim for damages if the purchaser no longer owns the securities, for one year following the date of the violation. In addition, the Company has agreed to indemnify each of the underwriters for losses that they may incur as a result of the distribution of the emails by Cantor Fitzgerald & Co. Consequently, due to the email communications and indemnification, the Company may have a contingent liability arising out of this possible violation of the Securities Act. The likelihood and magnitude of this contingent liability, if any, is presently impossible to quantify, and would depend, in part, upon the number of shares purchased by any recipients of the email messages and the subsequent trading price of our common stock. If any violation of the Securities Act is asserted, the Company intends to contest the matter vigorously.

The prospectus with the added disclosure and Appendix A and B will be recirculated to all potential investors.  CVSL understands that it is its responsibility to ensure that there is full and fair disclosure in the prospectus.  Cantor Fitzgerald & Co. has advised CVSL that all potential investors that received the email messages have been told to review the revised prospectus, and specifically Appendix A and B.

Risk Factors, page 13

Risks Related to our Securities and This Offering, page 13

We may have a contingent liability arising out of electronic communications sent to a number of prospective institutional investors by the lead underwriter in this offering, page 13

2. Please disclose in the heading to this risk factor that the e-mail communications giving rise to the contingent liability may constitute potential violations of Section 5 of the Securities Act of 1933, as amended.

Response:  The Company acknowledges the Staff’s comment.  We have revised the heading of the risk factor to include the requested language.

3. Regarding Email A and Email B, as defined in the prospectus, please tell us what consideration you have given to including as appendices to the prospectus the complete text of each of these e-mails, accompanied by appropriate corrective disclosure.

Response: The Company acknowledges the Staff’s comment.  We have reproduced the emails, which have been annotated, and included them as Appendices to the prospectus.

4. Please clarify whether the recipients of Email A and Email B have been notified that they may not be permitted to purchase shares in the offering and update your disclosure as necessary.

Response: We have been advised that the recipients of the emails have been notified that they may not be able to purchase shares in the offering and have updated our disclosure throughout.

Financial Statements

5. We note your disclosure on pages 29 and 59 of the potential contingent liability related to a potential violation of Section 5 of the Securities Act.  Please tell us what consideration you have given to the guidance in ASC 450 for accounting for loss contingencies and the related disclosure requirements.

Response: The Company acknowledges the Staff’s comment.  We have added language regarding the loss contingency in a subsequent event footnote to the Notes to the Financial Statements included in the prospectus for the three and nine months periods ended September 30, 2014.

We acknowledge your comment relating to our disclosure related to the potential contingent liability related to a potential violation of Section 5 of the Security Act.  Under ASC 450, “Accounting for Loss Contingencies”, an estimated loss from a loss contingency should be accrued by a charge to income if both (1) the information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and (2) the amounts are reasonably estimable. Because the loss contingency occurred after the date of the financial statements but before the statements were issued, ASC 450-20-50-9 reads that “Disclosure of a loss, or a loss contingency....may be necessary to keep the financial statements from being misleading if an accrual is not required. If disclosure is deemed necessary, the financial statements shall include both of the following: a) the nature of the loss or loss contingency and b) an estimate of the amount or range of loss or possible loss or a statement that such an estimate cannot be made.

Given that we will only incur a liability if 1) one of the email recipients invests in our common stock, 2) a claim is made by such investor during the first year requesting rescission and 3) we are found to have violated Section 5 of the Securities Act, we do not believe it is probable that a liability has been incurred at this time.  Further, we believe that the amount of the liability, if any, is not reasonably estimable at this time based upon the inability to reasonably determine the number of email recipients, if any, that may participate in the offering, the amount that each such investor may invest, as well as the future share price of our common stock.

We have included disclosure regarding both the nature of the loss contingency and a statement that an estimate of the loss cannot be made in Note 15, Subsequent Events and in our Management Discussion and Analysis of Financial Condition and Results of Operations section. Complete disclosure of the text of the subject emails, along with clarifying corrections, are included as Appendices to our Registration Statement.

* * *

CVSL acknowledges that the adequacy and accuracy of the disclosure in our filings is our responsibility.  CVSL acknowledges that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  CVSL acknowledges that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (516) 496-2223 or (212) 907-6457.

Sincerely,

/s/ Leslie Marlow

Leslie Marlow

Enclosures

cc: CVSL Inc.